ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders, in the amount of R$ 0.2418 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$ 0.20553 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made until August 31, 2024, as usually done by the Company, based on the final stockholding position recorded on March 21, 2024, with their shares traded ex-rights starting March 22, 2024. For further information, please visit on www.itau.com.br/investor-relations as follows: Contact IR > IR Service. São Paulo (SP), March 4, 2024. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.